     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2000
                           REGISTRATION NO. 333-39488
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                 AMENDMENT NO. 1

                                      TO


                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                   -----------

                                YOUBET.COM, INC.
             (Exact name of registrant as specified in its charter)




          DELAWARE                                         95-4627253
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                        Identification Number)


                       1950 SAWTELLE BOULEVARD, SUITE 180
                          LOS ANGELES, CALIFORNIA 90025
                                 (310) 444-3300

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                                 ROBERT M. FELL
                             CHIEF EXECUTIVE OFFICER
                         1950 SAWTELLE BLVD., SUITE 180
                          LOS ANGELES, CALIFORNIA 90025
                                 (310) 444-3300
       (Name, address, including zip code, and telephone number, including area code, of agent of service)

                                   -----------

                                   Copies to:

                           TERRY N. CHRISTENSEN, ESQ.
                       CHRISTENSEN, MILLER, FINK, JACOBS,
                           GLASER, WEIL & SHAPIRO, LLP
                      2121 AVENUE OF THE STARS, 18TH FLOOR
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 553-3000

        Approximate date of commencement of proposed sale to the public: From time to time after the date of this registration statement, as determined by market conditions and other factors.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number on the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                   -----------

                        Calculation of Registration Fees


===================================================================================================================================
                                                                      Proposed          Proposed maximum
          Title of each class of                Amount to         maximum offering     aggregate offering          Amount of
       securities to be registered          be registered (1)    price per unit (2)        price (2)            registration fee (3)
-----------------------------------------------------------------------------------------------------------------------------------
 Common Stock, par value $.001 per share.    4,393,134 shares          $3.75              $16,474,253              $4,473.95
===================================================================================================================================




(1) All 4,393,134 shares are issuable upon exercise of outstanding warrants.



(2) Estimated solely for purposes of calculating the registration fee on the basis of the average high and low sale price of the common stock on the Nasdaq National Market on June 13, 2000.

(3)     Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

                  Subject to completion, dated July 31, 2000



The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                YOUBET.COM, INC.



                                4,393,134 SHARES



                                  COMMON STOCK



         Certain selling stockholders are offering up to 4,393,134 shares of common stock and common stock issuable on exercise of outstanding stock purchase warrants. Youbet.com will not receive any proceeds from the offering. However, to the extent selling stockholders exercise stock purchase warrants, Youbet.com may receive proceeds from the exercise of warrants, except in such cases where the warrants have "cashless" exercise features and such features are invoked.





        Youbet.com's common stock is currently traded on the Nasdaq National Market under the symbol "UBET." The closing sale price for Youbet.com's common stock on July 28, 2000 on the Nasdaq National Market was $2.81 per share.



                                   -----------

             INVESTING IN YOUBET.COM'S COMMON STOCK INVOLVES RISKS.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 5.


        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                   -----------




                 THE DATE OF THIS PROSPECTUS IS             , 2000.

                                TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
Prospectus Summary...............................................     3
Risk Factors.....................................................     5
Recent Developments..............................................    14
Use of Proceeds..................................................    15
Selling Stockholders.............................................    15
Plan of Distribution.............................................    15
Legal Matters....................................................    16
Experts..........................................................    16
Incorporation of Documents by Reference..........................    16
Available Information............................................    17


                               PROSPECTUS SUMMARY

        BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND THE RELATED NOTES WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

                                   YOUBET.COM



        Youbet.com, Inc. intends to establish itself as the leading global brand name for online live event sports entertainment and wagering and other forms of online gaming. Wagering on live events, such as horse racing, car racing, soccer, football, etc., is a very large global industry that adapts well to the Internet. Youbet.com has initially focused on the United States horse wagering market. Youbet's principal product, the You Bet Network, a PC-based system, allows a subscriber to legally transmit information and thereby facilitate online wagering in the United States. Concurrently, Youbet.com is working to expand the Youbet.com brand, product and services in the United States and overseas market. Youbet.com currently provides its United States network members the ability to watch and in most states, the ability to wager on a wide selection of coast-to-coast thoroughbred and harness horse racing, via its exclusive closed-loop network. In addition, Youbet.com provides access to a comprehensive database of handicapping information and The You Bet Network is completely interactive and provides a real-time environment. Youbet.com does not actually accept or place any wagers. Wagers are accepted and placed only by a state licensed wagering entity, currently Mountain Laurel Racing, Inc., and Washington Trotting Association, both of which are subsidiaries of Ladbroke USA (collectively "Ladbroke").



        Youbet.com believes it is an innovator in the online live event wagering industry and intends to fully exploit the opportunities available to it in the United States and to aggressively pursue international markets. Future developments include enhancement and improvement of its existing products and technologies, development of new products and international expansion. To enhance and improve the You Bet Network, Youbet.com intends to replace the CD download currently used with a web-based product. Additionally, Youbet.com looks to improve its web content management and explore other revenue streams, such as advertising.

        Youbet.com believes that wagering on most forms of live sporting events is legal in many parts of Europe, Asia, Australia and Latin America. The amount wagered on horse racing, which is Youbet.com's initial target market, is substantially larger overseas. For example, Youbet.com believes that in Japan and Hong Kong, per capita wagering levels are significantly higher than in the United States.

        Sports wagering includes not only horse wagering, but also sporting events such as football, basketball, baseball, hockey, soccer, boxing, golf, car racing, dog racing and jai alai. Except for horse racing, dog racing and jai alai ("pari-mutuel wagering") in the United States, other sports wagering is currently legal only in the State of Nevada. Sports event wagering is estimated to be significantly greater overseas than in the United States.

        While many people associate horse racing with horse track betting, in 1998 more than 77% of United States horse wagering came from off-track betting. This movement to off-track betting began after off-track betting was introduced in the 1970s. During the past 15 years, off-track betting in the United States has grown by more than 600% and wagering on domestic horse racing owes its current growth principally to off-track sources. Off-track wagering currently includes inter-track simulcasts, off-track betting facilities, telephone account wagering and with the introduction of the You Bet Network, online wagering. This dramatic shift from on-track to off-track betting was driven by the public's desire to have convenient access to racing, the racing industry's ability to provide a service that met this need and the development of a system called "account wagering."

        Account wagering is accomplished by establishing an account with a state licensed account wagering entity and depositing funds into that account for purposes of wagering. Once these funds have cleared, the bettor is free to use the funds and any resulting winnings for wagering. Many entities in the United States and worldwide are in the business of establishing such accounts and placing wagers at the request of bettors.

        Youbet.com's executive offices are located at 1950 Sawtelle Boulevard, Suite 180, Los Angeles, CA 90025. Youbet.com's telephone number is (310) 444-3300 and its World Wide Web site is http://www.youbet.com. INFORMATION CONTAINED IN YOUBET.COM'S WEB SITE SHOULD NOT BE CONSIDERED A PART OF THIS PROSPECTUS.

                                  THE OFFERING


Common Stock offered                                       4,393,134    shares
Common Stock to be outstanding after the
     offering(1)                                           23,828,943   shares
Common Stock fully diluted after the offering(2)           31,991,029   shares

Use of Proceeds                                            Youbet.com will not receive any of the proceeds from the offering.
                                                           However, to the extent selling stockholders exercise stock purchase warrants, Youbet.com may receive proceeds from the exercise of warrants, except in such cases where the warrants have "cashless"
                                                           exercise features and such features are invoked. See "Use of Proceeds."

Market Symbol                                              UBET



(1) Assumes that the selling stockholders will exercise all of their warrants. However, none of the selling stockholders may sell shares of common stock registered hereunder in excess of 25% of the shares of common stock underlying their warrants during any three month period.

(2) Assumes the exercise or conversion of all outstanding warrants, stock options and 11% Senior Convertible Discount Notes.

                                  RISK FACTORS

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE DECIDING WHETHER TO INVEST IN SHARES OF COMMON STOCK OF YOUBET.COM. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS REFER TO FUTURE PLANS AND MAY USE WORDS SUCH AS "EXPECT," "INTEND," "ANTICIPATE" AND "PLAN". ANY SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY UNCERTAINTIES AND OTHER FACTORS.

               RISKS RELATED TO WAGERING STATUTES AND REGULATIONS

LEGAL ISSUES CONCERNING ONLINE WAGERING MAY ADVERSELY AFFECT YOUBET.COM

        To the extent that Youbet.com's facilities are used by subscribers to place intrastate or interstate wagers or Youbet.com receives commissions derived from such wagers, various federal and state statutes and regulations could have a direct and material adverse effect on Youbet.com's business and indirectly could have a material adverse effect on the public's demand for Youbet.com's services. Gaming activities are subject to extensive statutory and regulatory regulation by both state and federal authorities, and are likely to be significantly affected by any changes in the political climate and changes in economic and regulatory policies. Such effects could be materially adverse to Youbet.com.

        All 50 states currently have statutes or regulations regarding gaming activities, and three states have no gaming at all. In most states it is illegal to place or accept a wager, with specific state-by-state statutory exceptions. For example, pari-mutuel wagering of some kind is permitted in 42 states. Nine of these 42 states have statutes which provide for account wagering, and six of these nine states allow accounts for pari-mutuel wagers to be established from bettors outside of their state. The adoption of laws or regulations affecting pari-mutuel wagering or adoption of anti-pari-mutuel wagering policies by any jurisdiction could have a material adverse effect on Youbet.com's business.

        The Federal Interstate Wire Act contains provisions which make it a crime for anyone in the business of gaming to use an interstate or international telephone line to transmit information assisting in the placing of wagers, unless the wagering is legal in the jurisdictions from which and into which the transmission is made. Other federal laws impacting gaming activities include the Interstate Horse Racing Act, the Interstate Wagering Paraphernalia Act, the Travel Act and the Organized Crime Control Act. In addition, the United States Justice Department is in the process of taking action against selected companies that it deems to be operating without proper licensing and regulatory approval. Other governmental and quasi-governmental bodies are reviewing interstate and interactive wagering, and may reach influential anti-gaming conclusions that could form the basis for new laws, regulations, or enforcement policies that could have a material adverse effect on Youbet.com's business.

        Federal legislation has been proposed which could limit either the intrastate or interstate activities Youbet.com engages in or the type of activities associated with such wagering. Any change in either the substance or the enforcement of the applicable rules and regulations in these areas could have an adverse effect on Youbet.com's business and prospects.

        Youbet.com believes that its activities are in compliance with all applicable gaming laws and regulations as currently applied. Youbet.com has been advised by counsel that a reasonable conclusion can be drawn that Youbet.com's activities do not violate the gaming laws of the United States or the 40 states (plus the District of Columbia) in which it operates. However, because there is little clear statutory and case law authority, this conclusion is not free from doubt. While it is possible to compare Youbet.com's activities to applicable statutes, the wording of many such statutes is ambiguous. Furthermore, there is little case law to rely upon for interpretation of these ambiguities. Thus, it is possible that Youbet.com may be alleged to be in violation of an applicable statute based on an interpretation of the statute which differs from Youbet.com's and its counsel's or based on a future change of law or interpretation or enforcement policy. Such allegations could result in either civil or criminal proceedings brought by governmental or private litigants. As a result of such proceedings, Youbet.com could incur substantial litigation expense, fines, diversion of the attention of key Youbet.com employees, and injunctions or other prohibitions preventing Youbet.com from engaging in various anticipated business activities. Also, if it were finally determined that Youbet.com did violate applicable law, then civil damages or criminal penalties could be imposed and Youbet.com might be barred from pursuing that activity. Such an outcome would have a material adverse effect on Youbet.com.

        Specifically on October 13, 1999, a search warrant was served on Youbet.com by the Los Angeles Police Department in connection with an investigation by the Los Angeles Police Department and the Los Angeles District Attorney's Office. In cooperation with the investigation, effective November 10, 1999, Youbet.com voluntarily suspended reception and transmission of wagering information from California residents and accelerated its implementation of a new data center outside the state of California. On January 14, 2000 Youbet.com reached a civil resolution with the Los Angeles County District Attorney and the Los Angeles Police Department. Youbet.com entered into a stipulation with the District Attorney resulting in the entry of a civil judgment and injunction in which Youbet.com admitted no wrongdoing and no factual or legal findings were made. As part of the settlement, Youbet.com agreed that until California law is clarified, California subscribers will not be allowed to place wagers on the You Bet Network. There can be no assurance that similar actions will not be brought by other jurisdictions who may experience changes of law, interpretation or enforcement policy. Such actions may have a material adverse effect on Youbet.com.

INCREASED GOVERNMENT REGULATION OF INTERNET COMMERCE AND GAMING MAY ADVERSELY AFFECT YOUBET.COM

        Various state legislatures, Congress, and federal and state executive authorities have proposed laws and regulations directly applicable to online and Internet gaming which could have a material adverse effect on Youbet.com. Most prominently, in 1998, a bill sponsored by U.S. Senator Jon Kyl of Arizona and adopted by a wide margin in the Senate (but ultimately not enacted) would have prohibited online and Internet gaming, with specified exceptions, including exceptions for certain horse race wagering and certain "closed-loop" online systems. However, the latter exceptions were narrow and this 1998 bill, had it been enacted, would have had a material adverse effect on Youbet.com's business. Other online and Internet gaming bills have been considered in recent years in both the Senate and the House of Representatives. Senator Kyl has reintroduced a new version of his Internet Gambling Prohibition Act of 1999. This 1999 Kyl bill (S. 692) contains more broadly drafted exceptions than the 1998 Kyl bill. If it were enacted in the form in which it was approved by the Senate on November 11, 1999, Youbet.com does not believe that the bill would have a material adverse effect on Youbet.com's business. On October 21, 1999, Representative Goodlatte introduced a bill in the House of Representatives (H.R. 3125) with similar language as the Kyl bill. On April 6, 2000 the House Judiciary Committee passed the Goodlatte bill. On July 18, 2000 the full House of Representatives failed to pass a version of the Goodlatte bill under a "suspension of rules" procedure. Although a majority of the members of the House voted in favor of the bill, it failed to receive the two-thirds vote necessary to pass the bill using this procedure. The version of the bill considered by the House would have allowed the states to regulate or prohibit on-line para-mutuel wagering. Other proposals similar to the Kyl bill and the Goodlatte bill could emerge in Congress; many states have considered and are considering interactive and Internet gaming legislation and regulations which may or may not be worded so as to permit Youbet.com's business to continue in such states; and anti-gaming conclusions and recommendations of other governmental or quasi-governmental bodies could form the basis for new laws, regulations, or enforcement policies that could have a material adverse effect on Youbet.com's business.

        International expansion of the You Bet Network may be subject to regulation in those countries in which it is made available. Youbet.com believes that it can operate or license technology in numerous jurisdictions that allow telephone and account wagering, such as South America, Australia, Asia and Europe. However, Youbet.com may not be able to obtain the approvals necessary to market its services in such jurisdictions.

TAXES ON WAGERS MAY BE IMPOSED

        If one or more governmental authorities successfully asserts that Youbet.com should collect taxes on wagers it could adversely affect Youbet.com's business. Youbet.com does not currently collect taxes for wagers, as all wagering transactions by Youbet.com subscribers are currently processed by Ladbroke at its facility in Pennsylvania. Ladbroke pays all applicable taxes to the State of Pennsylvania. However, one or more local, state or foreign jurisdictions may seek to tax online and Internet wagering when a subscriber is physically within their jurisdiction at the time the wager is placed. Such taxes, if imposed, might have a materially adverse effect on Youbet.com's business.

                    RISKS RELATED TO YOUBET.COM'S OPERATIONS

YOUBET.COM HAS A LIMITED OPERATING HISTORY

        Youbet.com's limited operating experience may not form a sufficient basis on which to predict future results. Youbet.com commenced development in 1995 of PC-based proprietary communications software for online entertainment. Its first service, the You Bet Network, has only been available since 1998 and it is a new business in a rapidly changing field.

YOUBET.COM HAS A HISTORY OF LOSSES AND ANTICIPATES FUTURE LOSSES

        Youbet.com has experienced significant losses since its inception and has financed its operations from the sale of its securities and short-term debt. Youbet.com incurred net losses of approximately $24.5 million and $3 million for the fiscal year ended December 31, 1999 and the three months ended March 31, 2000 respectively. Youbet.com expects operating losses and negative cash flow to continue at least through 2000 and possibly later. These losses may increase as Youbet.com increases its levels of spending in implementing its business plan and expanding its operations and it is possible that such increases in spending may not generate sufficient increases in revenue to permit profitable operations.

YOUBET.COM'S FUTURE OPERATING RESULTS ARE UNPREDICTABLE

        Due to Youbet.com's short operating history, results are unpredictable and may vary on a quarterly basis as a result of a variety of factors. Many of these factors are outside of Youbet.com's control. These factors include:

        - Youbet.com may not be able to attract and retain subscribers to the You Bet Network;

        - Youbet.com may not be successful in maintaining good relations with horse tracks and other content and information suppliers;

        - The introduction of competing wagering services from interactive gaming or leisure companies may have an adverse effect on Youbet.com's business;

        - Youbet.com may not succeed in its brand-building and marketing campaigns;

        - Price competition from competing services may become more intense;

        - The level of use of online and Internet interactive services, both domestically and internationally, may not grow as expected;

        - There may be a lack of consumer confidence in, and acceptance of, online and interactive services for leisure and wagering;

        - Youbet.com may not experience the expected increases in volume, size, timing and completion rates for wagers transmitted through the You Bet Network;

        - There may be technical difficulties or lengthy interruptions in the You Bet Network;

        - Youbet.com may not be able to adequately update and upgrade the You Bet Network with technological innovations and infrastructure to accommodate growth;

        - Federal or local governmental controls and regulation may change and become less favorable; and

        - General economic conditions and economic conditions specific to online and Internet interactive activity may be depressed.


YOUBET.COM MAY NEED ADDITIONAL CAPITAL

        Youbet.com intends to establish Youbet.com as a brand name by significantly increasing expenditures on marketing, advertising and product development both domestically and internationally. To the extent that such increases in expenditures are not followed by increases in revenues, Youbet.com will be adversely affected financially. In the event additional capital is required to fund operating losses or other capital needs, Youbet.com may not be able to obtain such capital or such capital may be available on terms which are unfavorable to Youbet.com or its stockholders.

YOUBET.COM FACES STRONG COMPETITION FROM THE TELEVISION GAMES NETWORK AND OTHERS

        Youbet.com believes that its principal domestic competitor in the interactive pari-mutuel gaming market is the Television Games Network, which is owned by TV Guide, Inc. The Television Games Network is a 24-hour national racing channel for distribution over cable and DirecTV, along with an in-home pari-mutuel wagering system that is either accessible through a dedicated television set-top box or through the Television Games Network website. The system has undergone testing in Kentucky, has been available to the public in limited release since November 1998 and is currently available in Kentucky, Maryland, Oregon and Louisiana. The Television Games Network has announced that it has formed exclusive relationships with a number of major United States horse tracks. Further expansion of the Television Games Network's product and expansion of exclusive relationships may make it difficult for Youbet.com to grow its subscriber base and to obtain quality racing content to supply the You Bet Network. Additionally, if exclusive relationships account for a significant number of horse tracks, the Television Games Network may be able to secure additional horse tracks on more favorable terms than Youbet.com.

        TrackPower.com is another domestic competitor which offers live video and wagering services to U.S. residents. TrackPower.com has formed non-exclusive relationships with many of the same tracks which Youbet.com offers on the You Bet Network, allows wagering via the telephone, and plans to offer wagering capability on both PC and WebTV. TrackPower.com offers video coverage of horse racing seven days per week through its relationship with the DISH Network. Further expansion of TrackPower.com and the possibility that Youbet.com may not be able to distinguish its products from those offered by TrackPower.com may also make it difficult for Youbet.com to grow its subscriber base and compete effectively.

        Worldwide, numerous Internet and other interactive ventures have been announced. Youbet.com expects to compete with these entities, as well as other established companies which may enter the interactive, pari-mutuel gaming market. Many of Youbet.com's other current and potential competitors have far greater resources than Youbet.com.

YOUBET.COM CURRENTLY RELIES HEAVILY ON ITS RELATIONSHIP WITH LADBROKE

        Youbet.com expects to obtain a majority of its future revenues from fees derived as a percentage of Ladbroke's net commissions on amounts wagered through the You Bet Network. Accordingly, Youbet.com is highly dependent on maintaining its online connection with Ladbroke's wagering system. Any system interruption or malfunction at Ladbroke which inhibits its ability to process wagers from the You Bet Network may adversely affect Youbet.com's business. Additionally, Ladbroke's termination of its agreement with Youbet.com, whether due to an intentional breach or due to Ladbroke's inability to comply with its terms, would also adversely affect Youbet.com's business.

CREDIT CARD COMPANIES MAY REFUSE TO PROCESS YOUBET.COM ACCOUNTS OR WAGERING ACCOUNTS

        Due to perceived legal uncertainty surrounding online, live event wagering, credit card companies may as a policy refuse to process wagering account transactions for Ladbroke or any other account wagering entities with whom Youbet.com has a relationship. Additionally, although Youbet.com does not actually accept or place any wagers, credit card companies may also be hesitant to process fees and online transactions by Youbet.com subscribers for the You Bet Network and other handicapping products. This would limit the methods of payment available to Youbet.com subscribers, lowering the convenience of the You Bet Network and may make competitive services more attractive. This may adversely affect Youbet.com's business and its relationship with account wagering entities.


YOUBET.COM RELIES ON CONTENT PROVIDERS

        Youbet.com is largely dependent upon negotiating and maintaining agreements with third party information providers and horse tracks for much of the audio, video and other content presented on the You Bet Network. Youbet.com does not have exclusive relationships with any content providers. Youbet.com and Ladbroke may not be able to negotiate or renew acceptable agreements with such third parties on a timely basis or under acceptable terms and conditions.

        As of the date of this prospectus, Youbet.com and Ladbroke have agreements which allow a subscriber to obtain simulcast audio and video signals from 60 horse tracks. These horse tracks may terminate the agreements. Youbet.com strives to improve its content and may not be able to obtain such agreements for such additional content from other providers or may lose providers, especially in light of the efforts of competitors, such as the Television Games Network, to enter into exclusive contracts with such providers.

YOUBET.COM MAY HAVE DIFFICULTY MAINTAINING ITS TECHNOLOGICAL POSITION

        Youbet.com's performance depends on its ability to develop, license or acquire new technologies to enhance its existing services in a time effective manner. Youbet.com may not be able to maintain its competitive technological position against current and potential competitors, especially those with greater financial resources. Youbet.com relies on its software technology to give it a competitive advantage. This software operates the You Bet Network and runs on subscribers' PCs. Although Youbet.com is exploring the possibility of additional intellectual property protection, its software is not currently protected by patents or copyrights. Youbet.com's main technological advantage versus potential competitors is its software lead-time in the market and Youbet.com's experience in operating a wagering network. Therefore, if competitors introduce new products and services which are based on the You Bet Network, Youbet.com may have little recourse and its business could be adversely affected.

INTERNATIONAL EXPANSION EFFORTS MAY NOT SUCCEED

        Youbet.com is exploring international relationships and joint ventures to facilitate the international deployment of sports wagering networks similar to the United States launch of the You Bet Network. However, there are many risks in doing business on an international basis, including:

        - Potential online live wagering networks, offered by competitors with greater resources;

        - Satisfying different and possibly conflicting regulatory requirements;

        -       Foreign currency exchange rate fluctuations;

        -       Legal uncertainty regarding liability;

        -       Tariffs, and other trade barriers;

        -       Difficulties in staffing and managing foreign operations;

        - Longer payment cycles and problems in collecting account receivables;

        -       Different accounting practices;

        -       Political instability;

        -       Seasonal reductions in business activity; and

        -       Potentially adverse tax consequences.


Any of these risks could affect the success of Youbet.com's international expansion. Also, Youbet.com may not be able to successfully establish itself internationally.

SYSTEM DAMAGE OR FAILURE MAY ADVERSELY AFFECT YOUBET.COM

        Youbet.com's systems are vulnerable to damage from earthquake, fire, floods, power loss, telecommunications failures, break-ins and other unforseen events. Youbet.com's business is dependent upon its communications hardware and computer hardware, substantially all of which are located at a leased facility in Los Angeles, California. Youbet.com has built in certain redundancies in its systems in case of a system failure or damage, but does not have duplicate geographic locations for its site of operations. A substantial interruption in its systems would adversely affect Youbet.com's business.

        Youbet.com has property and business interruption insurance covering damage or interruption of Youbet.com's systems. However, this insurance may not compensate Youbet.com for all losses that may occur.

YOUBET.COM IS SUBJECT TO ONLINE SECURITY RISKS

        If Youbet.com's systems and controls are unable to handle online security risks, its business will be adversely affected. Youbet.com uses packet filters, fire walls, and proxy servers which are all designed to control and filter the data allowed to enter Youbet.com's data center. However, advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may make it easier for someone to compromise or breach the technology used by Youbet.com to protect subscribers' transaction data. If such a breach of security were to occur, it could cause interruptions in service and loss of data or cessation in service to subscribers of Youbet.com. This may also allow someone to introduce a "virus," or other harmful component to the You Bet Network causing an interruption or malfunction.

        To the extent that activities of Youbet.com involve the storage and transmission of information such as credit card numbers, security breaches could damage Youbet.com's reputation and expose Youbet.com to a risk of loss or litigation and possible liability. Youbet.com's insurance policies may not be adequate to reimburse Youbet.com for losses caused by such security breaches.

YOUBET.COM DEPENDS ON THE COMMUNICATIONS INFRASTRUCTURE OF THE INTERNET FOR TRANSMITTING WAGERING INFORMATION

        Youbet.com utilizes electronic communications and the Internet infrastructure to send and receive information to and from subscribers, Ladbroke and other suppliers. Youbet.com's future success will depend, in significant part, upon the maintenance and growth of this infrastructure and any failure or interruption may have a material adverse effect on Youbet.com's business. This infrastructure is necessary to economically transmit the large amounts of audio and video data which comprise a broadcast of a horse racing event. To the extent that this infrastructure continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements of users, Youbet.com cannot be certain that this infrastructure will be able to support the demands placed on it, or that the performance or reliability of this infrastructure will not be adversely affected.

        Outages and delays in sending or receiving data as a result of damage to portions of this infrastructure could also affect Youbet.com's subscribers ability to transmit wagering information or Ladbroke's ability to process such information. This will also have an adverse effect on Youbet.com's business.

YOUBET.COM MAY FACE LIABILITY FOR CONTENT AND INFORMATION TRANSMITTED ON THE YOU BET NETWORK

        Youbet.com may face potential direct and indirect liability for negligence, copyright, patent or trademark infringement, and other claims based upon the content and data which Youbet.com makes available or sells to subscribers. If Youbet.com were to be found liable, it would have an adverse effect on Youbet.com's business. For example, by distributing an incorrect past performance report, a subscriber may claim he relied on such information and suffered a monetary loss. Computer failures may also result in incorrect data being distributed. In these and other instances, Youbet.com may be required to engage in long and expensive litigation, which could have the effect of diverting management's attention and require the expenditure of significant sums of money. Youbet.com's liability insurance may not cover all of these claims or may not be adequate to protect against all liability that may be imposed. Any such claims or resulting litigation could have a material adverse effect on Youbet.com's business.

YOUBET.COM MAY EXPERIENCE PROBLEMS WITH RAPID GROWTH

        In order to grow the You Bet Network, Youbet.com will be required to improve existing transaction processing and operational systems and to train and grow its number of employees. Youbet.com's current and planned management systems and controls may not be adequate to support such growth. Additionally, Youbet.com's management may not succeed in expanding and exploiting existing and potential strategic relationships and market opportunities. The failure of Youbet.com to expand effectively could have a material adverse effect on Youbet.com's business, results of operations and financial condition.

YEAR 2000 RISKS MAY ADVERSELY AFFECT YOUBET.COM

        To address the year 2000 issue, in October 1998, Youbet.com established an in-house project team and initiated a comprehensive plan to assess, remediate and test Youbet.com's software programs, both those developed internally and purchased form material outside vendors, hardware and processes, including key operational, manufacturing and financial systems. The plan also included steps to verify that all key third-party suppliers and customers were taking measures to ensure their own readiness and timely implementation. All phases of the year 2000 readiness plan were completed as scheduled. To date, Youbet.com has not experienced any year 2000 issues with its internal operating systems or with its third party customers and suppliers. However, there can be no assurance that any future unforeseen year 2000 issues or year 2000 issues relating to possibly non-compliant software products will not materially adversely affect Youbet.com's results of operations, liquidity and financial position or adversely affect Youbet.com's relationships with customers, vendors or others.

YOUBET.COM DEPENDS ON KEY PERSONNEL

        Youbet.com depends on the services of its senior management, which if not available might have a material adverse effect on Youbet.com. While certain members of senior management are parties to employment or services agreements with Youbet.com, none of these agreements are long-term, and none prohibit an employee from terminating such an agreement. Additionally, Youbet.com has not yet filled certain key positions in its management team, which management believes are crucial to Youbet.com's development. Youbet.com's future success depends on its ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense and Youbet.com may not be able to retain and attract such employees.


                              RISKS RELATED TO DEBT

YOUBET.COM HAS A SIGNIFICANT AMOUNT OF DEBT

        Youbet.com has a significant amount of debt outstanding, consisting approximately of $23 million principal amount of 11% Senior Convertible Discount Note. The degree to which Youbet.com is leveraged could have important consequences to the stockholders, including the following:

        - Youbet.com's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

        - Commencing in October 2001, Youbet.com must pay interest on its notes leaving less funds for other purposes;

        - Youbet.com may be at a competitive disadvantage to its less leveraged competitors; and

        - Youbet.com may be more vulnerable to a downturn in general economic conditions.

If Youbet.com were to be in default under the notes for any reason, there can be no assurance that any assets will remain for Youbet.com's stockholders after payment of amounts owed to the noteholders.

WARRANTHOLDERS MAY ASSERT CLAIMS REGARDING THEIR REGISTRATION RIGHTS

        Certain of the warrantholders have or may have registration rights with respect to their warrants and/or shares of common stock underlying such warrants and may assert claims against Youbet.com in connection with such rights. Specifically, on June 4, 1999, a holder of 400,000 warrants filed a complaint against Youbet.com alleging Youbet.com breached its obligation to register the 400,000 shares underlying such warrants. Youbet.com filed its answer on July 15, 1999. The holder moved for summary judgment on the issue of liability and Youbet.com opposed the motion. On June 2, 2000, the court denied the holder's motion for summary judgement. Youbet.com is proceeding with discovery and has noticed the deposition of the holder. As the litigation is in its initial stage, Youbet.com cannot predict its outcome, although if the claim is determined adversely to Youbet.com, it could have a material adverse effect on Youbet.com.

YOUBET.COM DOES NOT INTEND TO PAY DIVIDENDS

        Youbet.com does not anticipate paying any cash dividends on its common stock to its stockholders for the foreseeable future. Youbet.com intends to retain future earnings, if any, for use in the operation and expansion of its business. In addition, the 11% Senior Convertible Discount Notes contain, and it is probable that any debt financing agreements entered into by Youbet.com in the future will contain, restrictions on Youbet.com's ability to declare dividends.

YOUBET.COM'S COMMON STOCK MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS

        The stock markets in general, the Nasdaq National Market and the market for Internet/online companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These trading prices and valuations may not be sustainable. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation, if instituted against Youbet.com, could result in substantial costs which would have a material adverse effect on Youbet.com's business.

SHARES ELIGIBLE FOR FUTURE SALE MAY NEGATIVELY AFFECT TRADING PRICE

        Sales of Youbet.com's common stock in the public market (including on the exercise of stock options and warrants or the conversion of 11% Senior Convertible Discount Notes), may negatively affect the market price of the common stock. This could also lessen Youbet.com's ability to sell equity or equity related securities at a future time.

        As of May 1, 2000, Youbet.com has outstanding 3,487,632 stock options.

        Youbet.com's outstanding 11% Senior Convertible Discount Notes may be converted into approximately 2.3 million shares at the present conversion rate, assuming conversion on April 5, 2001. This number of shares issuable upon conversion is subject to change under the terms of the First Amendment to Note Purchase Agreement dated February 2000. This amendment, which all of the holders of the 11% Senior Convertible Discount Notes agreed to, provides that in return for certain modifications to the agreement, the conversion price on the 11% Senior Convertible Discount Notes will be reset as of June 30, 2001, if Youbet.com acquires the stock or assets of any additional business on or prior to September 30, 2000. See "Recent Developments."

        Additionally, the holders of the 11% Senior Convertible Discount Notes may call the notes due and payable upon a "change in control" of Youbet.com. "Change in control" includes a sale of substantially all of Youbet.com's assets, an acquisition of 20% or more of the voting power of Youbet.com by a "group" of affiliated persons within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended, the acquisition by Youbet.com of more than 30% of its capital stock outstanding immediately prior to such acquisition, the payment of a dividend or other distribution to Youbet.com's stockholders in an amount that is 30% or more of the fair market value of Youbet.com's outstanding capital stock immediately prior to such distribution or dividend, or the acquisition by a person or affiliated group of the power to elect or appoint the majority of Youbet.com's board of directors.

        Delaware law provisions which are not opted out of by Youbet.com's Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire Youbet.com, even if doing so would be beneficial to Youbet.com's stockholders. Additionally, Youbet.com's Certificate of Incorporation authorizes the board of directors to issue up to 1,000,000 shares of preferred stock, in one or more series and permits the board of directors to fix the rights, preferences, powers and designations of such series without a stockholders vote. Depending on the terms of any such series, such preferred stock may discourage attempts to acquire Youbet.com.

                               RECENT DEVELOPMENTS

        On March 14, 2000, Youbet.com signed a letter of intent to acquire from the betting and gaming division of Hilton Group plc, its subsidiaries which own and operate six off-track betting and two bingo operations based in Argentina. The purchase price is estimated to be approximately $26 million, payable in cash and notes. This acquisition is expected to be completed in fiscal 2000 subject to negotiation, execution and closing of a definitive purchase agreement, completion of Youbet.com's due diligence, receipt of applicable regulatory approvals and absence of adverse changes in the financial condition of the business.

        On May 24, 2000 Youbet.com announced the buyback and retiring of approximately $17.3 million or 46% of its outstanding 11% Senior Convertible Discount Notes at a cost of approximately $9.9 million, which will result in a gain of approximately $6.9 million. After this buyback, approximately $23 million in principal amount of the notes will remain outstanding.

                                 USE OF PROCEEDS

        The shares of common stock being offered are solely for the accounts of the selling stockholders. Youbet.com will not receive any proceeds from the sale of the common stock. However, to the extent selling stockholders exercise stock purchase warrants, Youbet.com may receive proceeds from the exercise of warrants, except in such cases where the warrants have "cashless" exercise features and such features are invoked.


                              SELLING STOCKHOLDERS



        Youbet.com entered into letter agreements dated March 11, 1999, with warrantholders who, as of May 1, 2000 represent 4,393,134 shares of common stock. These agreements require Youbet.com to file a registration statement covering the common stock issuable upon exercise of such warrants. This prospectus is a part of such registration statement.



        The table in Appendix I hereto sets forth information about the selling stockholders and the number of shares of common stock beneficially owned by them including upon exercise of the warrants. Except as disclosed in this prospectus, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with Youbet.com or any of its predecessors. The selling stockholders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their warrants and common stock since the date on which the information in the table is presented, therefore affecting the number of shares offered by them. Information about the selling stockholders may change over time. Youbet.com cannot estimate the amount of common stock that will be held by the selling stockholders upon the termination of the offering since it is possible that selling stockholders may not sell such shares or may acquire or dispose of shares of common stock not included in this registration statement. See "Plan of Distribution."

        Youbet.com prepared the table in Appendix I based on the information supplied to Youbet.com by the selling stockholders named in the table.



                              PLAN OF DISTRIBUTION



        Youbet.com is registering 4,393,134 shares of common stock on behalf of the selling stockholders. Youbet.com has agreed to maintain the effectiveness of this prospectus for the amount of time required pursuant to the terms of the various warrants whose underlying shares are being registered hereunder.



        None of the selling stockholders may sell shares of common stock registered hereunder in excess of 25% of the shares of common stock underlying their warrants during any three month period. The selling stockholders may sell the shares of common stock covered by this prospectus from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may offer their shares for sale in one or more of the following transactions:

        -       On the Nasdaq National Market;

        - Through the facilities of any national securities exchange or U.S. automated inter-dealer quotation system of a registered national securities association on which any of the shares of common stock are then listed, admitted to unlisted trading privileges or included for quotation; and

        - In privately negotiated transactions; or block transactions, special offerings, exchange distributions and/or secondary distributions, in negotiated transactions, in settlement of short sales of common stock; or

        -       In a combination of such methods of sale.

        The selling stockholders may from time to time pledge the common stock owned by them to secure margin or other loans made to one or more of the selling stockholders. Thus, the person or entity receiving the pledge of any of the shares of common stock may sell them, in a foreclosure sale or otherwise, in the same manner as described above for a selling stockholder.

        Youbet.com has not been advised of any selling arrangement at the date of this prospectus between any selling stockholder and any broker-dealer or agent. Youbet.com will not receive any of the proceeds from the sale of the shares by the selling stockholders. However, to the extent selling stockholders exercise warrants, Youbet.com may receive proceeds from the exercise of the warrants, except in such cases where the warrants have "cashless" exercise features and such features are invoked.

        The selling stockholders and any dealer acting in connection with the offering or any broker executing a sell order on behalf of a selling stockholder may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any profit on the sale of shares by a selling stockholder and any commissions or discounts received by any broker or dealer may be deemed to be underwriting compensation under the Securities Act. In addition, the broker or dealer may be required to deliver a copy of this prospectus to any person who purchases any of the shares from or through the broker or dealer.

        Youbet.com is bearing all fees and expenses incurred in connection with the registration of the shares of common stock which may be sold under this prospectus.

        Youbet.com has agreed to indemnify certain of the selling stockholders against certain liabilities which may arise in connection with this offering and such selling stockholders have severally and not jointly agreed to indemnify Youbet.com against certain other liabilities which may arise in connection with this offering.

                                  LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for Youbet.com by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP. As of the date of this prospectus, a partner and an attorney having an "of counsel" relationship with Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP beneficially own an aggregate of 90,000 shares of common stock.

                                     EXPERTS

        The financial statements of Youbet.com, Inc., as of December 31, 1999 and 1998, and for each of the years in the two year period ended December 31, 1999 on Form 10-KSB, are incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


                     INCORPORATION OF DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission allows Youbet.com to "incorporate by reference" the information Youbet.com files with it, which means that Youbet.com can disclose important information to prospective investors by referring prospective investors to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that Youbet.com files with the Securities and Exchange Commission will automatically update and supersede this information. Youbet.com incorporates by reference the following:

        -       Form 10-KSB for the year ended December 31, 1999;

        -       Form 10-Q for the first quarter ended March 31, 2000;



        -       Form 8-K filed on January 19, 2000 and June 26, 2000;



        - The description of Youbet.com's common stock contained in the registration statement on Form 8-A filed under Section 12(g) of the Exchange Act on June 10, 1999; and

        - Any other filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after December 31, 1999, until this offering is terminated.

        Youbet.com will provide without charge to each person, including any beneficial owner to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference, other than exhibits to such documents. Written requests for such copies should be addressed to: Youbet.com, Inc., 1950 Sawtelle Boulevard., Suite 180, Los Angeles, CA 90025, Attention:
Phillip Hermann. Youbet.com's telephone number is (310) 444-3300.


                              AVAILABLE INFORMATION

        Youbet.com has filed with the Securities and Exchange Commission a registration statement (of which this prospectus is a part) on Form S-3 under the Securities Act, with respect to the common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

        Youbet.com is subject to the informational requirements of the Securities Exchange Act of 1934, as amended and in accordance therewith files reports and other information with the commission. The registration statement, including the exhibits and schedules thereto, as well as any other information filed by Youbet.com may be inspected and copied at the public reference rooms maintained by the commission at its principal office located at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, New York, New York 10048, and the Chicago Regional Office located at Northwest Atrium Center, 500 West Madison Street, Room 1204, Chicago, Illinois 60661-2511. Please call the commission at 1-800-SEC-0330 for further information on the public reference rooms.

         Electronics filings made by Youbet.com through the commission's Electronic Data Gathering, Analysis and Retrieval System are publicly available through the commission's World Wide Web site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding registrants that file electronically with the commission.

                                     PART II

                     Information Not Required in Prospectus

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION



         Securities and Exchange Commission filing Fee           $ 4,474
         Printing and engraving fees and expenses                $ 4,000
         Legal fees and expenses                                 $30,000
         Accounting fees and expenses                            $ 5,000
                                                                 -------
              Total                                              $43,474
                                                                 =======



         Youbet.com will bear all the foregoing expenses.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the General Corporation Law of the State of Delaware provides that a corporation shall have the power, and in some cases is required, to indemnify an agent, including an officer or director, who was or is a party or is threatened to be made a party to any proceedings, against certain expenses, judgments, fines, settlements and other amounts under certain circumstances. Article XI of Youbet.com's Bylaws requires indemnification of Youbet.com's officers and directors to the maximum extent permitted by the Delaware General Corporation Law, and Youbet.com maintains insurance covering certain liabilities of the directors and officers of Youbet.com and its subsidiaries.

ITEM 16.  EXHIBITS

        2.1 Acquisition Agreement between PC Totes, Inc. and Embassy Acquisition, Inc. dated as of December 6, 1995. (Incorporated herein by reference to Youbet.com's Form 10-K for the year ended December 31, 1995.)

        4.1 Form of Note Purchase Agreement by and among Youbet.com and the Purchasers as defined therein, dated April 5, 1999 (Incorporated herein by reference to Youbet.com's Registration Statement on Form S-3 (No. 333-85675) dated September 29, 1999.)

        4.1A Form of First Amendment of Note Purchase Agreement dated February 29, 2000 (Incorporated herein by reference to Youbet.com's 10KSB for the period ended December 31, 1999.)

        4.2 Form of Warrant to purchase Youbet.com common stock, issued in connection with the Note Purchase Agreement dated April 5 1999 (Incorporated herein by reference to Youbet.com's Prospectus Filed Pursuant to Rule 424 dated October 4, 1999.)

        4.3 Registration Rights Agreement by and among Youbet.com (formerly You Bet International, Inc.) and the other parties listed therein, dated June 29, 1998. (Incorporated herein by reference to Youbet.com's Form 8-K dated June 29, 1998.)

        4.4 Form of Series A Warrant to purchase Youbet.com common stock (Incorporated herein by reference to Youbet.com's Prospectus Filed Pursuant to Rule 424 dated October 4, 1999.)

        4.5 Form of Series B Warrant to purchase Youbet.com common stock (Incorporated herein by reference to Youbet.com's Prospectus Filed Pursuant to Rule 424 dated October 4, 1999.)

        4.6 Form of Series C Warrant to purchase Youbet.com common stock (Incorporated herein by reference to Youbet.com's Prospectus Filed Pursuant to Rule 424 dated October 4, 1999.)

        4.7 Form of Series D Warrant to purchase Youbet.com common stock (Incorporated herein by reference to Youbet.com's Prospectus Filed Pursuant to Rule 424 dated October 4, 1999.)

        4.8 Form of Series E Warrant to purchase Youbet.com common stock (Incorporated herein by reference to Youbet.com's Prospectus Filed Pursuant to Rule 424 dated October 4, 1999.)

        4.9 Form of Series M Warrant to purchase Youbet.com common stock at $3.125 per share (Incorporated herein by reference to Youbet.com's Prospectus Filed Pursuant to Rule 424 dated October 4, 1999.)

        4.10 Form of Series M Warrant to purchase Youbet.com common stock at $5.25 per share (Incorporated herein by reference to Youbet.com's Prospectus Filed Pursuant to Rule 424 dated October 4, 1999).

        4.11 Warrant to purchase Youbet.com common stock issued to Robert M. Fell, dated June 29, 1998 (Incorporated herein by reference to Youbet.com's Form 8-K dated June 29, 1998.)

        4.12 Form of Warrant to purchase Youbet.com common stock at $2.50 per share, issued to Lorne Goldberg and Elizabeth Edlich dated August 12, 1999 (Incorporated herein by reference to Youbet.com's Registration Statement on Form S-3 (No. 333-85675 dated September 29, 1999.)



        *5.1 Opinion of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP





       *23.1 Consent of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP (included in Exhibit 5.1)



       *23.2    Consent of BDO Seidman, LLP



      **24      Power of Attorney



-------------



*        Filed herewith
**       Filed Previously



ITEM 17. UNDERTAKINGS

        Youbet.com hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and
(a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Youbet.com pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) Youbet.com hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Youbet.com's annual report on Form 10-KSB or 10-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Youbet.com pursuant to the foregoing provisions, or otherwise, Youbet.com has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Youbet.com of expenses incurred or paid by a director, officer or controlling person of Youbet.com in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Youbet.com will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication for such issue.

   (i) Youbet.com hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Youbet.com pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



        Pursuant to the requirements of the Securities Act of 1933, Youbet.com certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on July 27, 2000.



                                         YOUBET.COM, INC.



                                      By: /s/ ROBERT M. FELL
                                         --------------------------------------
                                         Robert M. Fell
                                         Chairman of the Board of Directors and
                                         Chief Executive Officer




        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



         Name                                        Title                         Date

/s/ ROBERT M. FELL                Chairman of the Board of Directors          July 27, 2000
--------------------------         and Chief Executive Officer
Robert M. Fell


/s/ PHILLIP C. HERMANN            Executive Vice President                    July 27, 2000
--------------------------         and Chief Financial Officer
Phillip C. Hermann


*/s/ CAESAR P. KIMMEL             Director                                    July 27, 2000
--------------------------
Caesar P. Kimmel





*/s/ ALAN W. LANDSBURG            Director                                    July 27, 2000
---------------------------
Alan W. Landsburg


*/s/ CHARLES D. PEEBLER, JR.      Director                                    July 27, 2000
---------------------------
Charles D. Peebler, Jr.


*/s/ WILLIAM H. ROEDY             Director                                    July 27, 2000
---------------------------
William H. Roedy







*By /s/ ROBERT M. FELL
   --------------------------
   Robert M. Fell
   Attorney-in-Fact

                                   APPENDIX I

                              SELLING STOCKHOLDERS
------------------------------------------------------------------------------------------------------------------------
                                            Ownership of Common Stock Prior to                 Ownership of Common Stock
                                                    the Offering(1)                              After the Offering(1)
------------------------------------------------------------------------------------------------------------------------
                                                 Number        Percentage   Number of Shares   Number      Percentage of
      Name of Selling Stockholder               of Shares     Ownership(2)   Offered Hereby   of Shares     Ownership(2)
------------------------------------------------------------------------------------------------------------------------
TED ABELE                                            7,000             *         2,000         5,000             *
STEVEN ABRAMS                                      305,000           1.6%       30,000       275,000           1.4%
JAMES ACHESON                                       48,900             *        48,900            --             *
JAMES ACHESON & JOANNE COLONNA ACHESON               5,000             *         5,000            --             *
RAYMOND ACHESON AND JEAN ACHESON                     1,000             *         1,000            --             *
DAVID H.  ADAMSON                                   20,160             *         6,720        13,440             *
AFRICK ENTERPRISES                                  58,320             *        14,107        44,213             *
AFTRICK FAMILY TRUST                                72,900             *        12,634        60,266             *
MICHAEL B. AFRICK                                    1,000             *         1,000            --             *
BENJAMIN NATHAN AFRICK                                 500             *           500            --             *
ALEXANDER JORDAN AFRICK                                500             *           500            --             *
BRYAN ANDREW AFRICK                                    500             *           500            --             *
BRADY JOSEPH AFRICK                                    500             *           500            --             *
LAUREN TAYLOR WOLFEN                                   500             *           500            --             *
MATTHEW JACOB WOLFEN                                   500             *           500            --             *
CATE LAWRENCE WOLFEN                                   500             *           500            --             *
MAUREEN HJORTH                                         500             *           500            --             *
SPIWAK FAMILY TRUST                                165,379             *        38,793       126,586             *
DONNA ARNOLD LIVING TRUST                           56,533             *        56,533            --             *
GROVE ISLAND LIMITED                                74,097             *        74,097            --             *
CHRISTOPHER BAUER                                    2,733             *         2,733            --             *
BLAIRWOOD FINANCIAL ADVISORS                         4,000             *         4,000            --             *
BARBARA FRY BIRT TRUST                               3,500             *         3,500            --             *
JOE  BODGAN                                         22,151             *        19,151         3,000             *
BURTON BORMAN IRA                                   78,167             *        70,667         7,500             *
KERESLEY INVESTMENTS                                74,400             *        44,800        29,600             *
NWT NOMINEES LIMITED                               120,436             *        60,436        60,000             *
RUSALKA TRUST                                       15,000             *         5,000        10,000             *
MATT BRIGHT                                          4,000             *         4,000            --             *
PHILLIP CENTANNI                                     1,250             *         1,250            --             *
CAPITAL TRADE SERVICES LIMITED                      15,000             *         5,000        10,000             *
CHARLIE DAVIES                                      20,000             *        20,000            --             *
HERITAGE FINANCE & TRUST CO                         30,000             *        30,000            --             *
HENRY  DICKENSON                                    14,200             *         4,200        10,000             *
MARK DOYLE                                          10,000             *        10,000            --             *
NANCY DRISKI                                         9,000             *         4,000         5,000             *
TIM EASTMAN                                         25,896             *         2,891        23,005             *
DANIEL FAGAN                                         3,000             *         3,000            --             *
PAUL A. FILER                                       10,334             *         5,000         5,334             *
STUART FINE AND MARCIA FINE                         65,833             *        35,333        30,500             *
GSB HOLDINGS, LLC                                  107,856             *        27,063        80,793             *
JOHN GREINER                                        31,575             *         2,429        29,146             *
DASSITY, INC                                        49,000             *        49,000            --             *
THE PRESIDENT & TRUSTEES OF COLBY COLLEGE           10,000             *        10,000            --             *
JOHN L. HERSMA TRUST                                19,000             *         4,500        14,500             *
FITZ HO                                                772             *           772            --             *
JOLLEY FAMILY TRUST                                 82,000             *        20,000        62,000             *
ROBERTO A. KINGSTON                                150,000             *       150,000            --             *
POLINA KOMBERG                                      98,113             *        22,583        75,530             *
TANIA KONISHI                                          600             *           600            --             *
STAN KRAMER                                          4,000             *         2,000         2,000             *
BRUCE  KURCHACK                                    137,795             *        90,000        47,795             *
ANTHONY  LAPAGLIA                                    5,150             *         2,000         3,150             *
DAVID LARKIN                                        73,000             *        45,333        27,667             *
RICHARDS INTERNATIONAL CAPITAL HOLDINGS LTD        105,000             *        35,000        70,000             *
LAWRENCE LUCAS                                     110,605             *        50,333        60,272             *


------------------------------------------------------------------------------------------------------------------------
                                            Ownership of Common Stock Prior to                 Ownership of Common Stock
                                                    the Offering(1)                              After the Offering(1)
------------------------------------------------------------------------------------------------------------------------
                                                 Number        Percentage   Number of Shares   Number      Percentage of
      Name of Selling Stockholder               of Shares     Ownership(2)   Offered Hereby   of Shares     Ownership(2)
------------------------------------------------------------------------------------------------------------------------
DIANNE M. LYLES                                     13,500             *         3,500        10,000             *
1ST ZAMORA CORPORATION                             579,203           2.9%      501,500        77,703             *
STEVE MANIACI                                       19,775             *        14,508         5,267             *
MARSHALL GIFT TRUST                                482,250           2.5%       91,333       390,917           2.0%
SID MARSHALL                                       870,490           4.4%      448,668       421,822           2.1%
GARY MCADAM                                          5,000             *         5,000            --             *
SUMMER BREEZE, LLC                                 425,474           2.2%      250,000       175,474             *
VISCOUNT SECURITIES, LTD                           160,000             *       160,000            --             *
ROGER  MEYER                                        40,000             *        40,000            --             *
SFM MARKETING, INC                                  23,500             *        22,500         1,000             *
ROBERT  MODEER                                       6,000             *         2,000         4,000             *
IAN JENKINS MORGAN                                  20,160             *         6,720        13,440             *
SUMMER VENTURES, INC                                57,565             *        14,000        43,565             *
BOULDER FAMILY PARTNERSHIP, LTD                    510,000           2.6%      510,000            --             *
MCKINLEY CAPITAL                                    76,000             *        76,000            --             *
DAVID N. NEMELKA, JR                                12,000             *        12,000            --             *
TRADECO                                             50,000             *        50,000            --             *
DONALD NEWLAND                                       5,288             *           288         5,000             *
DARLENE OLIVA                                        2,320             *           660         1,660             *
OWEN & ASSOCIATES IBG, LLC                          34,000             *        34,000            --             *
OWEN & ASSOCIATES INC. PROFIT SHARING PLAN          23,500             *         6,500        17,000             *
OWEN ENTERPRISES, LLC                               44,200             *        44,000           200             *
JOHN RODERICK OXLEY                                 18,160             *         6,720        11,440             *
PETERSON & SONS HOLDING COMPANY                      7,000             *         7,000            --             *
NORMAN L. PETERSON                                   9,000             *         9,000            --             *
MICHELL PINDUS                                     109,197             *        33,667        75,530             *
MITCHELL PINDUS AND POLINA K. PINDUS                85,530             *        10,000        75,530             *
J. PAUL CONSULTING                                  50,000             *        50,000            --             *
AGORA COMMUNICATIONS LTD                             5,000             *         5,000            --             *
ANDY RIABOKIN                                        2,000             *         2,000            --             *
RICHARD LIVING TRUST                                 5,000             *         5,000            --             *
PACESETTER TRAVEL LTD                               16,000             *        16,000                          -*
ANDREW KENT ROBERTSON                              245,192           1.3%      160,125        85,067             *
VIRGINIA RODRIGUEZ                                  46,002             *         4,302        41,700             *
LEN H. ROTHSTEIN                                     6,000             *         1,500         4,500             *
 ERWIN GERALD RUHLAND IRA                           50,000             *        30,000        20,000             *
ERWIN GERALD RUHLAND                                38,750             *        31,250         7,500             *
JAMES EDWARD RUHLAND                                10,250             *         3,750         6,500             *
EGGER & CO                                         200,000           1.0%      200,000            --             *
GEORGE SHIFRIN                                      50,000             *        20,000        30,000             *
ROBINSON GEAR (NOMINEES) LIMITED A/L J-10           69,500             *        45,333        24,167             *
JOHN RICHARD LLOYD  SMITH                           61,000             *        35,333        25,667             *
JANE SNOWDEN                                         8,400             *         2,400         6,000             *
WINSFORD CORP                                       18,500             *        18,500            --             *
JOHN P. STACY                                        7,000             *         2,000         5,000             *
PHYLLIS TANZER                                      15,000             *         5,000        10,000             *
JOSEPH  TARZIA                                      22,392             *           356        22,036             *
PETER ANTHONY THORNTON                              22,720             *         6,720        16,000             *
MR. CORNELL TIMNEY AND ANN TIMNEY                    5,000             *         5,000            --             *
JAMES W. TOOT                                       65,000             *        50,000        15,000             *
DOUG TUNG                                          131,437             *         1,508       129,929             *
STEVE & CHARLENE USTIN                             124,000             *        44,333        79,667             *
DONALD W. WHITE MONEY PURCHASE PENSION PLAN          3,000             *         3,000            --             *
OTHER HOLDERS OF SERIES A WARRANTS (3)              15,000             *        10,000         5,000             *
OTHER HOLDERS OF SERIES C WARRANTS (3)               9,902             *         9,451           451             *
OTHER HOLDERS OF SERIES D WARRANTS (3)              22,802             *        12,351        10,451             *
OTHER HOLDERS OF SERIES M WARRANTS (3)             112,000             *       112,000            --             *



* Less than 1.0%

(1) Calculated using shares of common stock beneficially owned as of June 30, 2000, and such shares which could be acquired upon exercise of warrants within 60 days of June 30, 2000.



(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 19,478,650 shares of common stock outstanding as of June 30, 2000. In calculating this amount, Youbet.com treated as outstanding the number of shares of common stock and the number of shares issuable upon exercise of that particular selling stockholder's warrants. However, Youbet.com did not assume the exercise of any other selling stockholder's warrants.



(3) Each of these selling stockholders hold less than one percent of Youbet.com's outstanding shares of common stock.


                                       A-4